Filed by Assertio Holdings, Inc.

(Commission File No.: 001-39294)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Assertio Holdings, Inc.

(Commission File No.: 001-39294)

05 - 09 - 2023

Assertio Holdings

First Quarter 2023 Results Call

CORPORATE SPEAKERS:

Daniel Peisert

Assertio Holdings, Inc.; President, CEO & Director

Paul Schwichtenberg

Assertio Holdings, Inc.; Senior VP & CFO

PARTICIPANTS:

Thomas Flaten

Lake Street Capital Markets, LLC; Senior Research Analyst

Scott Henry

ROTH MKM Partners, LLC; MD, Senior Research Analyst & Head of Pharmaceuticals Research

William Wood

B. Riley Securities, Inc.; Research Analyst

Hamed Khorsand

BWS Financial Inc.; Principal & Research Analyst

Mitra Ramgopal

Sidoti & Company, LLC; Healthcare Sell Side Analyst

PRESENTATION:

Operator^ Good morning. And welcome to the Assertio Holdings, Inc. First Quarter 2023 Financial Results Conference Call. (Operator Instructions) Please note this event is being recorded. I would now like to turn the conference over to Matt Kreps from Darrow Associates, Investor Relations for Assertio. Please go ahead.

Matthew Kreps^ Good morning. And thank you all for joining us today to discuss Assertio’s first quarter 2023 financials. The news release covering our earnings for the day is now available on the Investor page of our website at investor.assertiotx.com. I would encourage you to review the release and tables in conjunction with today's discussion.

With me today are Dan Peisert, President and CEO; and Paul Schwichtenberg, Senior Vice President and CFO. Dan will open the remarks and provide an overview of the business, followed by Paul, who will review our financials. After that, we'll open the call for your questions.

During this call management will make projections and other forward-looking statements regarding our future performance.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties including those noted in this morning's press release, as well as Assertio's filings with the SEC. These and other risk factors are more fully described in the risk factors section and other sections of our annual report on Form 10-K.

Our actual results may differ materially from those projected in the forward-looking statements. And Assertio specifically disclaims any intent or obligation to update these forward-looking statements, except as required by law. And with that, I'll now turn the call over to Dan.

Daniel Peisert^ Thank you, Matt. I want to start by welcoming our long-term shareholders, new shareholders and those that are considering investing in Assertio. On my very first public call as CEO of Assertio, a short 26 months ago, I laid out my go-forward strategy and priorities.

My strategy was ambitious but necessary to put Assertio on a path for success. We needed to develop a sustainable business model that repositioned the business to compete more effectively in a changing environment, improve our profitability and cash flow generation, improve our balance sheet and reduce our cost of capital, protect INDOCIN, add new products to diversify our business and extend the portfolio's duration, create internal opportunities for growth and mitigate our legacy legal uncertainties.

The recent announcement of the acquisition of Spectrum Pharmaceuticals and their key asset ROLVEDON, was just one of the many tactics that we have completed in the aim of achieving that strategy. I'm proud to say that by the time we close the acquisition, currently expected to be sometime this third quarter, we will have largely checked the box on everything we set out to do. I want to offer a heartfelt thank you to not only the executive team, but to all of the employees of Assertio who have worked so hard in helping us achieve our goals.

After the close of the acquisition, we'll have a business aligned with the realities of the business environment of today and the future, where contracting and market access are critical to success as opposed to pure sales force size. In addition, we'll soon have complementary digital and in-person promotional platforms that we can continue to add products into providing further value to patients, our customers and our shareholders.

The execution of our strategy has had the most profound impact on our balance sheet today. On March 31, we had $68.6 million of cash and $40 million of long-term debt with a 2027 maturity. This is the first time we've been in the positive net cash position since March 2020.

For an even more dramatic comparison in December of 2020, when Paul and I took over as CEO and CFO, we had $20.8 million of cash and $85 million of debt maturing early 2024. In just a little over two years, we flipped from net debt to net cash, a positive swing of almost $94 million, extended our maturities by 3.5 years, reduced our cost of debt from 13% to 6.5% and achieved this all while spending $60 million in cash to acquire two new assets with patents extending into the 2030s.

This was a strong first quarter for Assertio. We started with a $5 million hole due to the loss of exclusivity for both CAMBIA and ZIPSOR and the discontinuation of the SOLUMATRIX product line. Instead of declining, net product sales grew 18% versus the prior year quarter.

Growth in INDOCIN and the addition of Sympazan more than made up for those losses. We entered the year expecting to see some of the normal seasonality in our business affect our top line, but it didn't materialize to the extent we thought, and the products outperformed our demand forecast, including CAMBIA. Adjusted EBITDA also grew 7% year-over-year, maintaining our margin at 60% while making investments in our nonpersonal platform and putting marketing effort behind our two newest products in Sympazan and Otrexup.

As a result of the strong performance this quarter, we're increasing our full year guidance for both net product sales and adjusted EBITDA. We now expect net product sales to be $157 million to $167 million, representing growth of 1.2% to 7.7% versus the prior year and adjusted EBITDA to be between $90 million and $98 million. Those numbers do not include the full potential benefit of the ASGE guidance change on INDOCIN or our Spectrum acquisition.

In the first quarter, INDOCIN's volumes were flat with the prior year quarter, yet net product sales increased 42%. 98% of this growth was from the channel strategies we executed in the fourth quarter last year, where we have dramatically improved our gross to net on this product by eliminating noncommercial discounts.

We've also begun to roll out awareness campaigns about the recent guideline changes from the American Society of Gastrointestinal Endoscopy or ASGE. The first was an e-mail campaign in mid-April, which was well received, but it's too early to see if the additional awareness has or will change any behavior.

We also recently attended an important medical conference this last weekend to conduct some advisory boards as we plan our next effort, which is to sponsor continuing medical education program that is expected to launch in July. We've increased our outlook for INDOCIN slightly in our revised guidance based on trends, but it's still too early to say definitively if there will be a material increase in demand as a result of the change in treatment recommendations from the ASGE.

We remain focused on our life cycle extension efforts for INDOCIN, primarily our label expansion strategy for the prevention of pancreatitis and ERCP procedures. We announced the appointment of Dr. Howard Franklin, our SVP of Medical in early March. Dr. Franklin has been busy working with the biostatisticians and incorporating the feedback we received from our pre-IND meeting with the FDA.

We now believe that we need to go back to the FDA and seek some clarification through a Type D meeting request before filing the IND. This will delay the IND submission. However, based upon our revised time lines, we still expect the IND approval sometime later this year, and we still have the same expected $3 million to $4 million of clinical spend in the back half of this year included in our adjusted EBITDA guidance as we did last quarter.

Sympazan is performing well so far with the expanded promotional reach and frequency from our nonpersonal platform. In our first full quarter with the product, we achieved record quarterly prescription demand.

Looking at TRx count as measured by Symphony Health, we beat the previous record in the third quarter of 2022 by 1.5% and beat the prior year quarter by 7.3%. The March 2023 TRx count was also a new monthly high, beating the previous peak in August of 2022 by 2% in the prior year month by 8.2%.

While one month does not make a trend, this new high is important since the comparison is to a peak before the sales force disruption and transition to nonpersonal promotion. In addition, our ex factory shipments this quarter were 7% above the previous peak, and we're starting to see a mix shift towards the higher strengths, which come at a higher ASP, further benefiting revenue growth.

I'm sure our friends at Aquestive, who developed this drug will agree that to date, we're just scratching the surface of this drug's potential. As we continue to learn more about this market and the role Sympazan can fill, we're getting more excited about its potential.

We will give investors more clarity on what we think that potential could mean as we improve and refine our longer-term plans for the product.

And finally, turning to our pending acquisition of Spectrum, which released the results for the quarter earlier today. They reported 54% sequential sales growth to $15.6 million in the first quarter. That team is clearly doing a tremendous job with the launch of ROLVEDON.

What's great about that number is that if integrated under Assertio's platform, ROLVEDON is now recording revenue at an annual run rate that would be nearly breakeven for adjusted EBITDA since we expect to only bring over approximately $60 million of operating expenses from legacy spectrum.

Our number one priority is a meticulously planned integration of Spectrum into Assertio after closing to ensure the continued successful launch of ROLVEDON.

The combination of these two companies increases the business development opportunities we can pursue and effectively commercialize. Our business environment has been moving more towards one of contracting and market access as contrast to the historical share of voice. And both Spectrum and Assertio position themselves in this manner. Combined, we're stronger than apart now with both digital and personal promotional execution.

We believe that oncology is an area that is both receptive to nonpersonal communication and has many assets that fit our objectives of size, growth potential, patent protection and exclusivity. The oncology offices and clinics were almost forced to adapt to nonpersonal communication during COVID because of the immunocompromised nature of their patient populations and the importance of guidelines like NCCN inserting treatment algorithms.

There are many interesting patent protected commercial and late-stage products in oncology and supportive care that are below the size of large pharmas’ purview. The combination of the two companies doubling down on our contracting and market access capabilities and optimizing the strengths of each other's promotional platforms is what opens the door to a larger M&A opportunity set. With that, I'll turn the call over to Paul.

Paul Schwichtenberg^ Thank you, Dan. This morning, I will review the financial highlights from our first quarter of 2023. For full details, please refer to the tables and financial statements in our earnings release and 10-Q. Net product sales were $41.8 million for the first quarter of 2023 compared to net product sales of $35.5 million in the prior year quarter and $49.9 million last quarter.

The increase in net sales versus the prior year quarter was primarily driven by INDOCIN and the addition of Sympazan, which more than offset the expected declines in CAMBIA and ZIPSOR. INDOCIN family net sales in the first quarter increased by 42% over the prior year quarter, primarily due to a volume mix shift to more profitable channels. Otrexup and Sympazan combined net sales for the first quarter were $5.3 million. Sympazan achieved its highest quarter of unit sales volume in its history as we are seeing a positive response to Assertio's digital promotion model.

Overall, portfolio net sales were up 18% versus the prior year quarter despite the CAMBIA loss of exclusivity on January 1. Gross margin as a percentage of product net sales was 86.9% in the first quarter versus 88.2% in the prior year quarter. The decline in margin is partly due to a shift in product sales mix as a result of the CAMBIA loss of exclusivity, along with a onetime inventory reserve recorded in the quarter.

We continue to remain focused on profitability across the portfolio, and we expect gross margin to remain in the high 80s throughout the remainder of 2023. Adjusted EBITDA for the first quarter was $25.6 million compared to $33.4 million last quarter and $23.9 million in the prior year quarter. The year-over-year increase was driven by $6.2 million of additional product net sales, partially offset by higher selling, general and administrative expenses due to increased sales and marketing expenses for Otrexup and Sympazan.

Adjusted EBITDA margin reflected as a percentage of total revenue in the first quarter was 60.3% versus 65.3% in the prior year quarter. The first quarter non-GAAP adjusted earnings per share was $0.29 versus $0.32 in the prior quarter and $0.38 in the prior year quarter.

Please note that earnings per share is calculated using diluted shares, including the if-converted impact of the convertible notes as is required under GAAP. The full weighted additional diluted share impact is 14.5 million shares in the first quarter.

Adjusted selling, general administrative expenses in the first quarter were $11.9 million compared to $11.1 million last quarter and $9.5 million in the prior year quarter.

The increase versus the prior year quarter is primarily due to additional costs for both Sympazan and Otrexup along with personnel costs due to new headcount additions.

Net loss for the first quarter was $3.5 million compared to net income of $88.6 million last quarter, which included an $80.4 million tax benefit and $9.1 million in the prior year quarter.

The first quarter net income was impacted by $9.9 million of expenses related to the convertible debt exchange, a $7.5 million noncash increase in contingent consideration associated with future INDOCIN royalties as a result of continued sales growth, and increased operating expenses, primarily reflecting $2.4 million in transaction costs associated with the acquisition of Spectrum Pharmaceuticals as announced on April 25, 2023.

Net cash provided by operating activities as reported in the company's statement of cash flows for the first quarter was $22.7 million versus $26.7 million last quarter and $27.4 million in the prior year quarter.

The year-over-year decline in operating cash flow is due to an income tax receipt of $8.3 million in the prior year quarter partially offset by improved financial performance versus the prior year.

This quarter, like those that have come before it, shows the continued cash generation power of the business the quality of our reported adjusted EBITDA measure in predicting the cash generated by the business.

Ending cash on March 31, 2023, was $68.6 million, reflecting a $3.7 million increase versus the prior quarter despite making a $10.5 million cash payment in conjunction with the convertible bond exchange that was executed during the quarter.

This convertible bond exchange will save the company $2 million in annual interest payments. On March 31, 2023, our long-term debt balance was $38.2 million, reflecting the $40 million of convertible debt balance less unamortized debt issuance costs.

Lastly, our updated annual guidance for 2023 is as follows: Full year product net sales are expected to be $157 million to $167 million and adjusted EBITDA is expected to be $90 million to $98 million.

Our updated guidance for the full year 2023 incorporates the Q1 actual results and reflects the following factors: one, favorable INDOCIN price due to continued volume and more profitable channels, and higher volume for INDOCIN partly due to the updated ASGE guidelines; and two, higher Sympazan volume due to the initial success of our digital marketing activities. This guidance does not include the financial impact resulting from the recently announced acquisition of Spectrum Pharmaceuticals. Our guidance will be updated after the transaction closes sometime in the third quarter.

It is again worth noting that because of our commercial execution and strategic actions in 2022, our 2023 updated guidance reflects a net product sales increase over 2022 despite the loss of exclusivity on CAMBIA, which was our second-largest product.

The first quarter results once again showed the positive impact of our commercial and operational execution, and we look forward to the transaction close and integration of spectrum later in the year, which we expect to further strengthen our results, provide product diversification and continue Assertio's journey toward long-term sustainable growth. And now I'll turn the call back over to Matt.

Matthew Kreps^ Thank you, Paul and Dan. At this time, we have completed our prepared remarks from the management team. And we'll take questions from our research analysts and institutional investor community. Operator, can you please provide the instructions for Q&A from our listeners?

Operator^ (Operator Instructions) And your first question comes from the line of Thomas Flaten with Lake Street Capital Markets.

Thomas Flaten^ Congrats on the quarter. Dan, I was wondering if you might be able to provide some more color on the upcoming meeting that you're going to request from FDA, was there something in particular you saw there? Like just wondering if you could give us some color on the -- on what you're looking for input on from FDA.

Daniel Peisert^ It's us providing them with additional information to see if we can avoid some of the things in their original IND feedback. One of those specifically would be, we do not or would not like to do the dose ranging that they had suggested. So we're going to be providing them with some additional information to see if we can eliminate that from the clinical trial design, which would allow us to enroll it and complete it far quicker.

Thomas Flaten^ Got you. And switching over to Sympazan. I'm just curious on a kind of a same-store sales basis. Is the growth you're seeing from traditionally productive accounts? Or are you seeing any impact from maybe non-touched accounts under the Aquestive model?

Daniel Peisert^ I don't have any information on that. Paul do you have data on existing prescribers?

Paul Schwichtenberg^ I don't have any specific information.

Daniel Peisert^ We can get back to you on that, Tom. We'll check with our sales team on that.

Thomas Flaten^ And then just finally, I think you guys have your AGM tomorrow. And is it safe to assume that the merger vote will happen at that meeting? And then secondly, any insight into when spectrum might be planning their AGM, I think last year was in June.

Daniel Peisert^ The AGM is not going to address the Spectrum acquisition. It's just the information that was in the proxy that was provided to shareholders in April. We will be submitting a new S-4 here in the coming weeks that is in combination with Spectrum. And we will be having a shareholder vote in the late July, early August time frame.

Operator^ Your next question comes from the line of Scott Henry with ROTH Capital.

Scott Henry^ Congratulations on a quite a run these past couple of years. I did have a couple of questions. First, I guess, I'll start with the income statement. The SG&A number, you talked about why it was a little higher in the quarter. My question is, was there any onetime noise in there? Or is that kind of the number we should think about going forward.

Paul Schwichtenberg^ Scott, there were a couple of differences in the quarter. There was a onetime charge as I mentioned related to Sympazan -- I'm sorry, the Spectrum acquisition. And then the other is just the timing of stock-based comp. The annual grant this year was in February last year was in May. So there's a little bit of a timing difference there, that's driving it. And then the rest is going to be the sales and marketing expenses that I mentioned related to Otrexup and Sympazan.

Scott Henry^ Okay. Great. Shifting gears, ROLVEDON, it looked like a really good quarter for Spectrum. As far as you know, and I know it's not your product right now, was that a clean quarter, meaning is there any stocking in there? Or is that a pretty good demand-based quarter for where the launch that currently?

Daniel Peisert^ From what we know of it from conducting diligence, it's a good clean quarter. It reflects demand.

Scott Henry^ Okay. Great. I appreciate that. And then I don't recall, could you talk about what kind of gross margins we should expect for ROLVEDON, at least relative to your current business?

Paul Schwichtenberg^ The ROLVEDON gross margins, I think, are going to be in the high-70s, 80% range.

Scott Henry^ Okay. Great.

Paul Schwichtenberg^ Scott, I'm sorry, let me clarify that point. I'm sorry, the mid-80s is going to be the margins on ROLVEDON.

Scott Henry^ Okay. Perfect. Shifting gears. SPRIX, how should we think about that not just this year, but next year and the following year, how do we think about that franchise from a growth standpoint?

Daniel Peisert^ It's a good question. It's clearly a product on our list, but it requires a heavy lift. There's a lot of things that need to be done in what I call breaking medical inertia and think about this one a little bit differently. We need -- the number one thing that we need to do to improve sales here is improved market access. It's got very poor coverage today, I think less than less than 15% of covered lives are -- of lives are covered for this product. So it's incredibly important if you're going to be getting an acute pain med that it be reimbursed and paid for.

So we've got a very effective, I guess, patient access program in place. However, it also becomes expensive if you start growing the product. So we need to look for things that are outside their traditional routes to increase coverage for the product. Some of the things that we're exploring also include a price decrease for that product. So -- we haven't come up with all the answers yet, Scott. But right now, it's been bouncing in us what roughly...

Operator^ Sorry, Mr. Peisert, your line cut out.

Matt Kreps^ Looks like we may have lost that line, give us just one minute here.

(Technical Difficulty)

Daniel Peisert^ Sorry about that, everyone. We had a little technical difficulties. Our equipment shut down.

Operator^ Your next question comes from the line of Mayank Mamtani with B. Riley.

William Wood^ This is William on for Mayank. Congratulations on a great quarter as well as the recent spectrum acquisition. A couple of questions from us. Maybe when thinking about the continuing the early impressive growth of ROLVEDON going forward. Could you discuss your strategy for maintaining the growth of your -- of targeting clinics, 340B and then the non-340B hospitals and your view having a J code in place will make you more competitive in your execution? And then one follow-up.

Daniel Peisert^ So we don't anticipate doing anything different. The targeting that they've done, we think, is right on point. And if anything, what we intend to do is help them reach a broader number of clinics sooner and without increasing additional operating expenses.

So by pairing their in-person promotion with our nonpersonal platform, we think we can target a far greater number of clinics than just what you're limited to by geography with the current sales force that they have.

So right now, we don't intend to do anything different. The J code, we think it just makes it -- facilitates reimbursement -- and makes things easier. So we were very excited to see that went into effect on April 1, and we're looking forward to closing this acquisition, so we can help them out.

William Wood^ Got it. And then also just in regards to your CVR related milestones for '24 and '25. Just curious of your level of confidence on meeting these. And also, could you remind us if there is a CVR or a milestone for 2023 that's in place?

Daniel Peisert^ There is no 2023 milestone, and we're not going to be giving forward-looking guidance or confidence for what we think this product can do in '24 or '25 at this point.

Operator^ Your next question comes from the line of Hamed Khorsand with BWS Financial.

Hamed Khorsand^ So the first question I had was about INDOCIN. And is it still too early for you to see what the kind of impact or benefit this new guideline from ASGE is having for you?

Daniel Peisert^ Yes, it is. It's too early to see it. So we still see the product performing inside of statistical control with what it's been doing the last 24, 36 months.

Hamed Khorsand^ And what's driving the Sympazan sales increase for you? Is that because of what you have undertaken ever since you acquired it? Or is that -- was that in place before you acquired it, the success it's seen?

Daniel Peisert^ Well, the product had been on a growth trend, but it was slowing as they were essentially losing reps. And then I believe they exited the sales force in the September time frame. So to see it actually perform well and hold in there without much disruption and then start to set new quarterly and monthly peaks here in the first quarter was incredibly encouraging. And so far, all signs are that the increased reach and frequency of our promotion is starting to drive awareness and uptick of the product. So we're excited about what we can do with this.

Hamed Khorsand^ And my last question was just about having the Otrexup samples in Q1. How does that build momentum for you going into Q2? And are you expecting any momentum in sales for Otrexup now that you have the samples available?

Daniel Peisert^ It's certainly going to help. What I can tell you is I've been actually pretty pleased with the first couple of weeks of April that we have data on. It's not going to double this product or anything by any means, but it has been coming in, in the first -- at least the first couple of weeks in April, a little bit ahead of our trends. Volumes were fine, little bit better in the first quarter, but it was a gross to net hit. Most of those volumes came in more discounted channels.

Operator^ Your next question comes -- is a follow-up and comes from the line of Scott Henry with ROTH Capital.

Scott Henry^ Just a couple of very technical questions around the merger. You may not have the answers. But given that it's a merger, will there be any amortization expense here that will be added on from this transaction?

Daniel Peisert^ There should be, but I don't have a good handle on what it will be. We can give you that later, Scott.

Scott Henry^ Okay. So we'll get that post the transaction. And then as well, looking at putting -- doing a joint model for the company even though the vote still has to happen. When we think about total shares outstanding, I mean, it looks like we should be thinking about 110 million. Am I in the ballpark there?

Paul Schwichtenberg^ Yes. We currently only just give you the high level. As it stands right now, we have 55.6 million shares outstanding as of March 31. I can't give you the exact share count that's kind of -- or the increase in shares that's going to result from the merger. That will be released and when we release our S-4, but very big picture, you could take the Spectrum outstanding shares and divide it by the exchange ratio and to get an estimate of what those additional shares will be. I don't think it will be quite 100%...

Scott Henry^ And add that on to you is fully diluted…

Paul Schwichtenberg^ Correct.

Scott Henry^ Okay. Great. And I guess just final question. The company is making money pretty regularly now, how should we think about, not in 2023, but in 2024, do you expect it to be taxed at around 24% at that point, I assume you'll take a gain on any tax losses you still have. How should we think about that kind of next year?

Paul Schwichtenberg^ So Scott, from a cash tax rate, effective tax rate perspective, we're expecting it to be around 10% to 12% -- kind of low double digits. Obviously, our book tax rate is going to be the federal state combined rate of 25%.

Operator^ Your next question comes from the line of Mitra Ramgopal with Sidoti.

Mitra Ramgopal^ Congrats on a strong start to the year. And Dan, you certainly checked all the boxes in the two-plus years you've been there. So it's been a great job. And look forward to that continuing. Just a couple of questions around the Spectrum Pharmaceuticals transaction and might be getting a little ahead of myself here, but do you plan to use their sales force to also sell your products? Or will it be strictly for ROLVEDON?

Daniel Peisert^ No. It's going to be strictly for ROLVEDON. We don't want to do anything to impact that launch. We might be able to find… we've already got some ideas of other products that we could acquire in the future that would fit with them.

I think the initial people that would likely be able to help both sides of the house from the Spectrum side would be their market access, the contracting folks that work with both the payers as well as the clinics. I think I see a good potential overlap between what they're doing and what we're trying to do in our business.

Mitra Ramgopal^ Okay. And it sounds as though – this is certainly the biggest deal since you took over, business model changing a little, et cetera. It seems like there might be some heavy lifting near term, but at the same token, you sound pretty interested in pursuing additional BD opportunities. Is that fair?

Daniel Peisert^ It's fair. But don't get me wrong, number one priority is making sure there's a successful integration of these two companies. So we're not going to do anything to distract either team from that, that's going to be the critical success factor for us this year.

Mitra Ramgopal^ And again, it seems just from the real guidance, the underlying business remains, it's in good shape and obviously, adding on spectrum game changer. Any potential headwinds we're missing here? Or is it pretty much under control right now from your standpoint, just executing on the transaction, et cetera.

Daniel Peisert^ No. There's not any headwinds that we're aware of. We've been pretty keen that steering clear of them. So there might be turbulence upcoming, but we don't see any other right now.

Operator^ There are no further questions at this time. So this concludes our question-and-answer session. I would like to turn the conference back over to Dan Peisert, President and Chief Executive Officer for any closing remarks.

Daniel Peisert^ Thank you all for participating in our call today. I look forward to seeing many of you in our upcoming trip to New York and Boston next week with ROTH Capital and at the Craig-Hallum Conference in Minneapolis at the end of this month. If you'd like to setup a meeting with us, please contact Matt Kreps at Darrow. As a final note, I'd like to congratulate the Blackhawks in getting the first pick in NHL draft. Go Hawks.

Operator^ The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning Assertio Holdings, Inc. (the “Company”), the proposed transactions and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s products; the growth, change and competitive landscape of the markets in which the combined company participates; expected industry trends, including pricing pressures and managed healthcare practices; variations in revenues obtained from commercialization agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including non-recurring revenues, and the accounting treatment with respect thereto; the Company’s ability to obtain and maintain intellectual property protection for its products and operate its business without infringing the intellectual property rights of others; the commercial success and market acceptance of the Company’s products, including the coverage of the Company’s products by payors and pharmacy benefit managers; the entry and sales of generics of the Company’s products, including Indocin products which are not patent protected and may face generic competition at any time; the outcome of, and the Company’s intentions with respect to, any litigation or investigations, including antitrust litigation, opioid-related investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against the Company’s former insurance broker, and other disputes and litigation, and the costs and expenses associated therewith; the ability of the Company’s third-party manufacturers to manufacture adequate quantities of commercially salable inventory and active pharmaceutical ingredients for each of the Company’s products, and the Company’s ability to maintain its supply chain, which relies on single-source suppliers; and our counterparties’ compliance or non-compliance with their obligations under our agreements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the sections captioned “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The Company does not assume, and hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Spectrum Pharmaceuticals, Inc. (“Spectrum”) and that also constitutes a prospectus of the Company. Each of the Company and Spectrum may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that the Company or Spectrum may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Spectrum. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Spectrum and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.assertiotx.com or by contacting the Company’s Investor Relations Department by email at investor@assertiotx.com. Copies of the documents filed with the SEC by Spectrum will be available free of charge on Spectrum’s website at www.sppirx.com or by contacting the Company’s Investor Relations Department atir@sppirx.com.

Participants in the Solicitation

The Company and Spectrum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of the Company and Spectrum in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers, including a description of their direct and indirect interests, is contained in its Annual Report on Form 10-K for the year ended December 31, 2022 and its Proxy Statement on Schedule 14A, dated April 3, 2023, which are filed with the SEC. Information regarding Spectrum’s directors and executive officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in its Annual Report on Form 10-K for the year ended December 31, 2022 and its Proxy Statement on Schedule 14A, dated April 27, 2022, which are filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Spectrum using the sources indicated above.